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EXHIBIT 12.1

STEEL DYNAMICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	2015	2014(2)	2013	2012	2011
Interest expense, including amortization of debt issuance costs	$153,950	$137,263	$127,728	$158,585	$176,977
Capitalized interest	458	2,471	4,592	1,394	1,730

Fixed charges (a)	154,408	139,734	132,320	159,979	178,707
Income before taxes and before adjustment for noncontrolling interests	(242,118)	164,803	262,830	204,066	424,319
Amortization of capitalized interest	7,194	7,194	6,832	6,778	6,124
Less capitalized interest	(458)	(2,471)	(4,592)	(1,394)	(1,730)

Adjusted earnings (losses) (b)	$(80,974)	$309,260	$397,390	$369,429	$607,420

Ratio of earnings (losses) to fixed charges (b) / (a)	Note (1)	2.21x	3.00x	2.31x	3.40x

Earnings shortfall(1)	$(235,382)

(1)
Adjusted losses in 2015 are not sufficient to cover fixed charges by $235.4 million. Adjusted losses in 2015 include $428.5 million of pretax non-cash asset impairment charges related to OmniSource goodwill, trade name, property and plant, and other assets. Without the impact of these non-cash asset impairment charges, 2015 would reflect adjusted earnings of $347.5 million and a ratio of earnings to fixed charges of 2.20x.

(2)
Adjusted earnings in 2014 include $260.0 million of pretax non-cash asset impairment charges related to Minnesota ironmaking operations property, plant, and equipment. Without the impact of these non-cash asset impairment charges, 2014 adjusted earnings would be $569.3 million, resulting in a ratio of earnings to fixed charges of 4.07x.

        For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

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  EXHIBIT 12.1
STEEL DYNAMICS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)